At the Crossroads of Law, Technology and Finance	1872 Pleasantville Road, Suite 177 Briarcliff Manor, NY 10510 Tel: (914) 762-4265 Fax: (212) 202-6055 Robert Newman rj@newlawtech.com

December 19, 2019

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Amendment No. 1 to Clean Energy Technologies, Inc. Offering Statement on Form 1-A Filed September 27, 2019 File No. 024-11085

Ladies and Gentlemen,

On behalf of our client Clean Energy Technologies, Inc. (the “Company”), set forth set forth below are the Company’s responses to the comments of the Division of Corporation Finance of the Securities and Exchange Commission, dated October 24, 2019, pertaining to the Company’s Form 1-A originally filed on September 27, 2019 (“Form 1-A”). The numbered paragraphs below set forth your letter’s comments, followed by the Company’s responses to those comments as filed in Amendment No. 1 to the Form 1-A (“Form 1-A/A”).

The Offering, page 7

1. We note your disclosure in various sections including the offering, dilution and elsewhere in the document that your common stock outstanding before the offering was 748,657,656 shares as of September 27, 2019 as indicated in your disclosure on page 15. We also note that your common stock outstanding shares at June 30, 2019 were 580,157,656 per the unaudited financial statements. Please tell us and disclose the material subsequent share transactions since June 30, 2019, as those do not appear to be reflected in Note 14 Subsequent Events to your financial statements on page 98.

Response: On June 30, 2019 the Company’s unaudited financial statements indicated 580,157,656 shares of common stock outstanding. Note 14 Subsequent Events on Page 98 of the Company’s 1-A reflecting the period ended June 30, 2019 stated the following:

Division of Corporate Finance
Office of Manufacturing
December 19, 2019

“On May 31, 2019, we entered into a subscription agreement pursuant to which the Company agreed to sell 168,000,000 units (each a “Unit” and together the “Units”) to MGW Investment I Limited MGWI for an aggregate purchase price of $1,999,200, or $.0119 per Unit, with each unit consisting of one share of common stock, par value $.001 per share (the “Common Stock”) and a warrant (the “Warrant”) to purchase one share of common stock. The Common Stock will be issued to MGWI at such time as the Company increases the number of shares of its authorized Common Stock. [Underlining supplied] The Warrant is exercisable at $.04 per share of Common Stock and expires one year from the date of the Agreement. Of the $1,999,200 purchase price, we valued the warrants portion at 1,066,520 and booked this amount to additional paid in capital. These shares were issued on August 15, 2019.

On July 19, 2019 we issued 500,000 shares of common stock at $.02 per share to an accredited investor for an aggregate price of $10,000 in a private sale. We also issued 500,000 warrants as part of the transaction. Each Warrant is exercisable at $.04 per share of Common Stock and expires one year from the date of the Agreement.” [These shares were not issued until June 23, 2019]

“On April 30, 2019, by written consent, in lieu of a meeting of the stockholders; our Board of Directors and shareholders approved an increase in the number of our authorized common shares to 2,000,000,000. The amendment effecting the increase in our authorized capital was filed and effective on July 23, 2019.”

“In accordance with ASC 855, the Company has analyzed its operations subsequent to June 30, 2019 through the date these financial statements were issued and has determined that it does not have any other material subsequent events to disclose in these financial statements.”

The following table summarizes the preceding transactions and includes additional shares issued and set forth in Form 1-A/A.

CETY Issuance of Common Stock For Periods ended June 30, 3019 and September 30, 2019 Reflecting Subsequent Issuances after September 30, 2019 to December 18, 2019

Balance June 30, 2019	580,157,656
Issued on July 19, 2019 (noted in June 30 Subsequent events 1-A filed September 27, 2019)	500,000
Issued on August 15 (noted in June 30 Subsequent events 1-A filed September 27, 2019)	168,000,000
Balance September 27, 2019 (See comment 1)	748,657,656
Issued on October 15, 2019 (included in September 30, 2019 Subsequent Events 1-A filed herewith)	250,000
Issued on December 5, 2019 (included in Recent Sales of Unregistered Securities 1-A filed herewith)	5,000,000
Balance	753,907,656

Division of Corporate Finance
Office of Manufacturing
December 19, 2019

Please refer to Note 14 of Form 1-A originally filed on September 27, 2019 and Note 14 (Subsequent Events) and Recent Sales of Unregistered Securities on pages 104 and 106, respectively, of Form 1-A/A.

Outstanding Common Stock fully diluted, page 7

2. Please tell us how the conversion of the MWGI Notes described in the last paragraph on page 97 and first paragraph on page 98 factored into the calculation of the outstanding common stock on a fully diluted basis.

Response: The convertible note from the Company to Confections Ventures Limited was assigned to MGW Investment I Limited (“MGWI”) and the determination of the number of converted shares of common stock of the MGWI Notes (Note 1 and Note 2 below) reflects a conversion rate of $.003 per share. The Company has modified the table reflecting Security Ownership of Certain Beneficial Owners and Management on page 49 of Form 1-A (the “Beneficial Ownership Table”) to reflect the beneficial ownership of MGWI as the voting agreement previously referred to therein was terminated. Note 2 was also revised accordingly.

The table below reconciles the beneficial ownership of the two MGWI notes and its common stock holdings as set forth in Note 2 to the Beneficial Ownership Table and is consistent with the Recent Sales of Unregistered Securities in Form 1-A/A.

Convertible notes	Note Principle	Accrued Interest	Total	Conversion Price	Shares
MGWI Note 1	$153,112	25,989	179,101	0.003	59,700,334
MGWI Note 2	939,500	140,925	1,080,425	0.003	360,141,667
MGWI Warrants					168,000,000
Common stock					470,462,667
Total Shares Beneficially owned					1,058,304,667

Please also refer to pages 49 and 106 of the Company’s Form 1-A/A.

We have issued a substantial amount of convertible securities..., page 13

3. Please expand your risk factor to address the 168,000,000 shares of common stock that will be issued to MGW Investments I Limited at such time as the company increases the number of shares of its authorized common stock, given that it appears such increase has already occurred. Tell us how MGW’s right to acquire these shares and convert the notes it holds has been reflected in your beneficial ownership table on page 46. Based on your response to our comment regarding the MWGI Notes, your risk factor may also need to be expanded to address the issuance of shares upon conversion or redemption of those notes, as well.

Division of Corporate Finance
Office of Manufacturing
December 19, 2019

Response: The Company notes that the amendment to our Articles of Incorporation increasing our authorized capital was effective on July 23, 2019 and the 168,000,000 shares were issued on August 15, 2019 to MGWI. The Company has expanded the risk factor to clarify that the only shares subject to future issuance are related to the two outstanding notes and exercise of MGWI’s warrants and the additional warrants issued to investors. The 168,000,000 shares of common stock are included in the beneficial ownership table on page 49 and broken out in Note 2 thereto and referred to above.

Please refer to pages 13 and 49 of the Company’s Form 1-A/A.

Use of Proceeds, page 19

4. We note your indebtedness with related parties. Refer to Instruction 2 to Item 6 of Part II of Form 1-A and state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. Please also provide the disclosures required by Instruction 6 to Item 6 of Part II of Form 1-A regarding the discharge of indebtedness. Further, revise to clarify the intended uses related to “Growth Capital” and “Project Financing.”

Response: The Company has revised its disclosure in the Use of Proceeds section to conform to Instructions 2 and 6 of Item 6 of Part II of Form 1-2, clarify the uses of funds for discharge of indebtedness, revise and explain “Growth Capital” and “Project Financing” and indicate the circumstances under which its officers may receive salary payments from the proceeds from the offering.

Please see page 19 of the Company’s Form 1-A/A.

Dilution, page 21

5. Please refer to Item 4 of Part II of Form 1-A and provide the disclosure required by that item if there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire.

Response: The Company has revised its disclosure in light of the Staff’s comment. Please see page 21 of the Company’s Form 1-A/A.

Net Sales, page 27

6. Please disclose the causes of additional sales from the “HRS Division” and provide a narrative discussion of the extent to which such changes were attributable to changes in prices or to changes in volume. Refer to Item 9 of Part II of Form 1-A.

Division of Corporate Finance
Office of Manufacturing
December 19, 2019

Response: The Company has revised its disclosure in light of the Staff’s comment. Please see page 27 of the Company’s Form 1-A/A.

7. From your disclosure under “Segment Disclosure” starting on pages 66 and 85, it appears that you have derived a material portion of your net sales from your electronic manufacturing services and electronics assembly business. Please refer to Item 7 of Part II of Form 1-A and provide all required disclosure related to that business. Please also refer to Item 9 of Part II of Form 1-A and provide the required disclosure for your segment information under Management’s Discussion and Analysis for the periods presented.

Response: The Company has revised its disclosure throughout the Form 1-A/A in light of the Staff’s comment.

8. Please disclose when your license from Calnetix and your material patents would expire. Refer to Item 7(a)(2) of Part II of Form 1-A. Please also revise to clarify the scope and duration of that license. It is unclear what you mean by the disclosure that the license allows you to “use” their magnetic turbine.

Response: The Company has revised its disclosure in light of the Staff’s comment. Please see page 40 of the Company’s Form 1-A/A.

Research and Development, page 39

9. We note you had no research and development expenses for the financial periods presented in your filing, but that a material use of proceeds is intended for research and development. Please disclose the research and development intended to be done and, if applicable, the status of a product or service if you have made public information about a new product or service that would require the investment of a material amount of your assets or is otherwise material. Refer to Item 7(a) of Part II of Form 1-A.

Response: The Company has revised its disclosure in light of the Staff’s comment. Please see page 42 of the Company’s Form 1-A/A.

Exhibit 4.13, page 100

10. We note the last sentence of Section 4(c) and first sentence of Section 4(d) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, these sections appear inappropriate. Please revise. Also, the fifth paragraph and Section 3(a) indicate the offering will continue until all 300 million shares are sold, whereas the offering circular indicates the total offering proceeds will not exceed $10 million. Likewise, Section 3(d) indicates you will deliver shares promptly; however, your disclosure on page 49 of the offering circular indicates you will deliver shares within 90 days. Please reconcile.

Division of Corporate Finance
Office of Manufacturing
December 19, 2019

Response: The Company has revised its disclosure in light of the Staff’s comment. Please see revised Exhibit 4.13 of the Company’s Form 1-A/A.

Exhibits

11. It appears from Part I of this filing that you used solicitation of interest communications in connection with this offering. If so, please file those communications, as required by Item 17, paragraph 13 of Part III of Form 1-A.

Response: The Company has revised its response in Part I to indicate it has not and does not plan to use solicitations of interest in connection with this offering. Please see revised Part I of the Company’s Form 1-A/A.

Please feel free to contact the undersigned in connection with any questions regarding this response by email at RJ@Newlawtech.com or at (917) 494-9974.

Yours Sincerely,

THE NEWMAN LAW FIRM, PLLC

/s/ Robert Newman
Name:	Robert Newman
Title:	Managing Member